                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    CHARLES E. SMITH RESIDENTIAL REALTY, INC.
                    -----------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         -------------------------------
                         (Title of Class of Securities)

                                    832197107
                          ---------------------------
                                 (CUSIP Number)

 ERNEST A. GERARDI, JR., 2345 CRYSTAL DRIVE, ARLINGTON, VA 22202, (703) 920-8500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MARCH 5, 1999
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box /_/.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page)

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

CUSIP No. 832197107
          ---------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert H. Smith
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                      (b) /_/

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       PF, OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY         200    (*)
     OWNED BY           95,771 (*) (upon redemption of units of limited
       EACH                        partnership interest ("Units") in
     REPORTING                      Charles E. Smith Residential Realty L.P.)
    PERSON WITH
                    ------------------------------------------------------------
                    8   SHARED VOTING POWER
                        18,150 (*)
                        793,334 (4.2%) (**)
                        2,188,791 (11.6%) (upon redemption of Units***)
                    ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        200     (*)
                        95,771  (*) (upon redemption of Units)
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        18,150 (*)
                        793,334 (4.2%) (**)
                        2,188,791 (11.6%) (upon redemption of Units***)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,096,246

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16.4% (upon redemption of Units***)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

--------------------------------------------------------------------------------

----------
*    Less than 1%.

** These shares are owned by a charitable foundation for which Messrs. Smith and Kogod serve as trustees.

*** Includes 2,143,785 Units held by corporations wholly-owned by Messrs. Smith and Kogod and/or their spouses.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

CUSIP No. 832197107
          ---------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert P. Kogod
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                      (b) /_/

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       PF, OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY         84,835 (*)
     OWNED BY           62,392 (*) (upon redemption of units of limited
       EACH                        partnership interest ("Units") in
     REPORTING                      Charles E. Smith Residential Realty L.P.)
    PERSON WITH
                    ------------------------------------------------------------
                    8   SHARED VOTING POWER
                        52,185 (*)
                        793,334 (4.2%) (**)
                        2,178,591 (11.5%) (upon redemption of Units***)
                    ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        84,835  (*)
                        62,392  (*) (upon redemption of Units)
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        52,185 (*)
                        793,334 (4.2%) (**)
                        2,178,591 (11.5%) (upon redemption of Units***)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,171,337

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16.8% (upon redemption of Units***)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

--------------------------------------------------------------------------------

----------
*    Less than 1%.

** These shares are owned by a charitable foundation for which Messrs. Smith and Kogod serve as trustees.

*** Includes 2,143,785 Units held by corporations wholly-owned by Messrs. Smith and Kogod and/or their spouses.

Item 1.  SECURITY AND ISSUER

         This Amendment No. 1 to the statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $.01 per share, of Charles E. Smith Residential Realty, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2345 Crystal Drive, Arlington, Virginia 22202.

Item 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Robert H. Smith and Robert P. Kogod (together, the "Reporting Persons"). The business address of each of the Reporting Persons is 2345 Crystal Drive, Arlington, Virginia 22202.

         Set forth in Appendix I of this Statement and incorporated herein by reference is a list containing the name, business name and address and present principal occupation or employment of each of the Reporting Persons. Neither of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         At the time of the Initial Public Offering of the Issuer, which was consummated on June 30, 1994 (the "IPO"), the Reporting Persons acquired beneficial ownership, directly or indirectly, of an aggregate of 291,740 shares of common stock, par value $0.01 per share ("Common Stock"), of the Issuer, which they purchased for cash using their personal funds. Subsequent to the IPO, the Reporting Persons have purchased from time to time, in the aggregate, an additional 65,300 shares of Common Stock using their personal funds. The Reporting Persons have disposed an aggregate of 535,004 shares of Common Stock in three separate transfers by gift.

         In connection with the consummation of IPO, the Reporting Persons also transferred to the Issuer and Charles E. Smith Residential Realty L.P., a Delaware limited partnership, (the "Operating Partnership") their interests in certain properties and other real estate assets, in exchange for Class A common units of limited partnership interest ("Units") of the Operating Partnership. Since this initial contribution of assets, the Reporting Persons have received additional Units in connection with similar asset contribution transactions. Except for 16,099 Units which the Reporting Persons acquired in exchange for their interest in connection with a real property transaction which closed on March 23, 1999 (the "Renaissance Units"), all of such Units are currently eligible for redemption by the holder into shares of Common Stock or cash at the option of the Issuer.

         On March 5, 1999 the Reporting Persons redeemed an aggregate of 333,334 Units, in which they shared voting and dispositive power and received in exchange an equal number of shares of Common Stock of the Issuer. Immediately after the redemption, the Reporting Persons donated the 333,334 shares of Common Stock to a charitable foundation for which the Reporting Persons serve as trustees. The foundation held an aggregate of 793,334 shares (or 4.2%) of Common Stock of the Issuer as of May 1, 1999.

Item 4.  PURPOSE OF TRANSACTION

         As described in ITEM 3 above, the majority of the Units and shares of Common Stock beneficially owned by the Reporting Persons were acquired in connection with the formation of the Operating Partnership and the consummation of the IPO. In accordance with the provisions of the partnership agreement of the Operating Partnership (the "Partnership Agreement"), commencing June 30, 1995, the Units held by the Reporting Persons became redeemable at the option of the Issuer for shares of Common Stock or cash. Although the Reporting Persons reserve the right to challenge this determination, each Unit held by the Reporting Persons may be deemed to represent a right to acquire a share of Common Stock. If all the Units held by the Reporting Persons which are eligible for redemption were redeemed and the Issuer elected to issue shares of Common Stock upon such redemption, the shares of Common Stock held by the Reporting Persons immediately after such redemption would represent, as of May 1, 1999, in the aggregate, 17.5% of the outstanding shares of Common Stock (assuming no other person redeemed Units for shares of Common Stock).

         The Reporting Persons' ability to acquire such shares of Common Stock may be limited however because the Issuer's Articles of Incorporation (the "Charter") contains certain restrictions on the number of shares of Common Stock that the Reporting Persons may beneficially own. Messrs. Smith and Kogod, members of their families, and entities that they control are prohibited from acquiring any shares if such acquisition would cause five beneficial owners of shares to own either directly, or under the applicable attribution rules of the Internal Revenue Code (the "Code"), in the aggregate more than 50% in value of the outstanding shares. Messrs. Smith and Kogod, members of their families, and entities that they control also are prohibited from acquiring shares if, as a result of, and giving effect to, such acquisition, any tenant would be regarded as a Related Party Tenant for purposes of Section 856(b)(2)(B) of the Code and the Company would be considered to receive more than 1% of its gross annual revenue from Related Party Tenants.

         The Reporting Persons have acquired their shares of Common Stock and their Units for investment. The Reporting Persons may, however, from time to time, in the ordinary course of their business, invest in additional shares of Common Stock or Units or may, depending upon market conditions and other factors deemed relevant, engage in a sale or other disposition of all or a portion of the shares of Common Stock being reported herein or acquired hereafter.

         In this regard, the Issuer has filed a registration statement with the Securities and Exchange Commission to register for resale, among other shares, the shares of Common Stock that the Reporting Persons currently own or may be deemed to have a right to acquire upon redemption of Units. The Renaissance Units have not been registered because they won't become redeemable until March 2000. The registration of the shares of Common Stock that may be received by the Reporting Persons upon redemption of Units for resale does not constitute a determination that the holders of Units who are affiliates of the Issuer have a right to require redemption of such Units for shares nor does such registration mean that any such shares will be offered or sold by the Reporting Persons.

         The Reporting Persons have no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure, changes in the Issuer's Charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The Reporting Persons may be deemed to beneficially own an aggregate of 3,330,464 shares of Common Stock, (which includes 2,381,760 shares of Common Stock issuable upon redemption of Units) which would represent approximately 17.6% of the outstanding Common Stock as of May 1, 1999, if all the Reporting Persons' Units were redeemed for Common Stock. Information regarding the number and percentage of shares of Common Stock of the Issuer beneficially owned by each of the Reporting Persons is set forth in Appendix I. The number of shares of Common Stock issuable upon redemption of Units includes 95,771 Units held by Mr. Smith, 45,006 held by Mr. Smith's spouse, 62,392 Units held by Mr. Kogod, 34,806 Units held by Mr. Kogod's spouse, and 2,143,785 Units held by corporations wholly-owned by Messrs. Smith and Kogod and/or their spouses (including Charles E. Smith Management, Inc., the record owner of 1,877,857 Units).

    (b) Information regarding the sole and shared voting and sole and shared dispositive power relating to the shares of Common Stock beneficially owned by each of the Reporting Persons also is set forth in Appendix I.

    (c) The Reporting Persons effected one transaction in shares of Common Stock during the past sixty days as set forth in Appendix II.

    (d) No person other than each of the Reporting Persons has the right, either directly or through wholly-owned subsidiaries, to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the shares of Common Stock beneficially owned by such person.

    (e)  N/A

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons are not currently parties to any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                       May 13, 1999


                                       /s/ Robert H. Smith
                                       --------------------
                                       Robert H. Smith


                                       /s/ Robert P. Kogod
                                       -------------------
                                       Robert P. Kogod

                                   APPENDIX I


-----------------------------------------------------------------------------------------------------------
          Name of Reporting         Principal Occupation or Employment         Number of Shares of Issuer
       Person and Business or                                                    Beneficially Owned (2)
       Residential Address (1)
                                                                              -----------------------------
                                                                              Sole Voting &      Shared
                                                                               Dispositive      Voting &
                                                                                  Power        Dispositive
                                                                                                  Power
-----------------------------------------------------------------------------------------------------------
         Robert H. Smith            Co-Chief Executive Officer and                 200           18,150
                                    Co-Chairman of the Board of the Issuer      95,771(3)       793,334(4)
                                                                                              2,188,791(3)
-----------------------------------------------------------------------------------------------------------

         Robert P. Kogod            Co-Chief Executive Officer and              84,835           52,185
                                    Co-Chairman of the Board of the Issuer      62,392(3)       793,334(4)
                                                                                              2,178,591(3)
-----------------------------------------------------------------------------------------------------------



----------
(1) The business address of each person listed is 2345 Crystal Drive, Arlington, Virginia 22202.

(2) Includes, where applicable, shares of Common Stock held by the listed person's spouse.

(3)  Shares issuable upon redemption of Units.

(4) Shares held by a charitable foundation for which Messrs. Smith and Kogod serve as trustees.

                                   APPENDIX II


    Within the past 60 days, the Reporting Persons effected the following disposition of shares of Common Stock:



               Date                                 Number of Shares
               ----                                 ----------------
              3/5/99                                     333,334
